TERYL RESOURCES CORP

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC.V
Pink Sheet Symbol: TRYLF
12g3-2(b) # 82-2026

TERYL RESOURCES ANNOUNCES DRILLING COMMENCES ON JOINT VENTURE
GIL GOLD PROJECT, FAIRBANKS MINING DISTRICT

For Immediate Release: April 24, 2003, Fairbanks, Alaska – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) wishes to announce that the Company has been notified by its joint venture partner Kinross Gold Corporation that the first phase exploration program, budgeted at US$830,000, has commenced on the joint venture Gil project. A second phase of exploration drilling in 2003 is estimated to cost US$590,000, for a total of US$1,420,000. Approximately 60 holes will be drilled in the first phase for 17,000 feet of core and R/C drilling, and 74 holes will be drilled for a total of 22,000 feet in the second phase.

The 2002 drill program on the Gil joint venture tested portions of the North Gil and Main Gil deposits and the Sourdough Ridge anomaly on Teryl’s joint venture land. Several notable drill holes came from this 2002 drill program:

  North Gil encountered 15 feet of 0.095 ounces per ton at a depth of 65 feet from the surface.
  At Sourdough Ridge a hole intersected 15 feet of 0.49 ounces of gold per ton at a depth of 95 feet.
  An isolated drill hole on All Gold Creek located on the western end of the new scarn zone encountered a 15 foot interval of 0.228 ounces of gold per ton at a depth of 265 feet.

The 2003 drill program is designed to upgrade the currently defined resources and expand the mineralization at the Main Gil and the North Gil zones, as well as extend those mineralized zones to the east and the northeast. In addition, the program seeks to establish the presence of substantial mineralization at the Sourdough Ridge and scarn grid targets.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the West Ridge Claims (100% owned), the Fish Creek Claims, 50% optioned from Linux Gold Corp. (LNXGF), and the Stepovich Claims, which Teryl has a 10% net profit interest from Kinross. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada and an interest in diamond prospects in the Northwest Territories, Canada. For further information visit the Company’s website at http://www.terylresources.com

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.terylresources.com